September 8, 2021

BY EDGAR

Christopher Dunham

Office of Real Estate and Construction

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	VineBrook Homes Trust, Inc.

Amendment No. 3 to

Registration Statement on Form 10-12G

Filed June 28, 2021

File No. 000-56274

Ladies and Gentlemen:

VineBrook Homes Trust, Inc. (the “Company”) has today filed Amendment No. 4 to its Registration Statement on Form 10-12G (as amended, the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”). On behalf of the Company, we are responding to the comments of the staff of the Division of Corporation Finance of the Commission (the “Staff”) contained in its letter dated August 26, 2021. For ease of reference, the text of the Staff’s comments is included in bold-face type below, followed by the Company’s response. Except as otherwise provided, page references included in the body of the Company’s response are to the Registration Statement.

Amendment No. 3 to Registration Statement on Form 10-12G Filed July 28, 2021

Business

Net Asset Value (NAV)

Amended Valuation Methodology, page 10

1.

We note that the Green Street Valuation Methodology includes estimates of growth, income, margin and risk. Please identify the source of these estimates, and disclose those provided to Green Street by the company or its affiliates.

Response: The Company acknowledges the Staff’s comment and has revised page 11 to clarify the source of these estimates, including those provided to Green Street by the Company or its affiliates.

United States Securities and Exchange Commission

September 8, 2021

Financial Information

Summary Historical and Pro Forma Financial Data

Summary Pro Forma Financial Data, page 51

2.	We note your responses to comment 3 and continue to consider the disclosures provided in the summary pro forma financial data.

Response: The Company acknowledges the Staff’s comment and is available to discuss any Staff questions at their convenience.

* * * * * * *

If you have any questions, please feel free to contact me at 214.453.6494. Thank you for your cooperation and prompt attention to this matter.

Sincerely,
/s/ Charles T. Haag
Charles T. Haag

cc:	Brian Mitts, Chief Financial Officer, Assistant Secretary and Treasurer,

VineBrook Homes Trust, Inc.

Justin S. Reinus, Partner, Winston & Strawn LLP